September 30, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:                                   Jeffrey P. Riedler

Christina De Rosa

Daniel Greenspan

Re:                        Dermira, Inc.

Registration Statement on Form S-1 (File No. 333-198410)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 22, 2014 and the date hereof, approximately 1,247 copies of the Preliminary Prospectus dated September 19, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, October 2, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Citigroup Global Markets Inc.
Leerink Partners LLC

As representatives of the several underwriters,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Keith Barry
Authorized Signatory

LEERINK PARTNERS LLC

By:	/s/ Jon Civitarese
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]